VIA UPS OVERNIGHT DELIVERY

June 5, 2007

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:   Irwin Financial Corporation
        Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Cline:

I am providing the information below in response to your letter of May 22, 2007, which requested information and enhanced disclosure about Irwin Financial Corporation's Incentive Servicing Fees (ISFs) as described in our Form 10-K for the Fiscal Year Ended December 31, 2006. Your request was directed at Note 1 (Summary of Significant Accounting Policies), which begins on page 76 of the Form 10-K, with specific reference to the section on Incentive Servicing Fees, which begins on page 78.

This letter contains:

  a brief background section describing the circumstances under which ISFs were created;
  an explanation of how we account for ISFs;
  specific answers to your comments; and
  the acknowledgements you requested.

In addition, attached to this letter are Exhibits 1 and 2, which provide a draft of the revisions we propose to make in our future filings to the ISF description in the Summary of Significant Accounting Policies note as well as a table to be added to the home equity segment of the MD&A. Changes are redlined against the text as it appeared in our Form 10-K for the Fiscal Year Ended December 31, 2006.

For ease of reference I am repeating your four numbered comments in the "Comments and Responses" section below. Each comment is followed by a response that addresses your questions and summarizes how we plan to revise the disclosure.

BACKGROUND

Between March 2002 and March 2005, we entered into nine separate ISFs with two, independent third parties in connection with certain loans. In each case, we originated loans and sold them to the third parties, who then securitized the loans and retained residual interests in the securitizations. These third parties (the Residual Owners) engaged us to service these loans because we had experience servicing similar pools of loans. The incentive servicing fee agreements arose from the Residual Owners' desire to provide us with incentives to perform "above-standard" servicing and loss mitigation on the loans (in which we had no ownership interest). Performance criteria differed for each agreement based on the Residual Owners' assessment of then-current market-based performance criteria for expected delinquencies and losses for like pools of mortgage loans. Delinquencies and losses on the serviced loans formed the basis for triggering payment of incentive servicing fees from the Residual Owners to us.

ACCOUNTING FOR ISFs

Our revenue recognition methodology for all ISF agreements is on an "as earned" or cash-received basis. As a result, we recorded no gain or loss at inception of the agreements and we have no capitalized ISF asset.

Cash flows under the ISFs are dependent on our continuation as servicer of the loans as the contracts are neither transferable nor assignable. If we are terminated or replaced for cause as servicer under the securitization, the cash flow stream under the ISF contract terminates.

We treat ISFs separately and in addition to the normal mortgage servicing right because:

    it is a separate and clearly defined contract;
    the existing servicing fee contract, without regard to contemplation of any possible ISF agreement, provides for adequate compensation and aligns with industry standards and norms for servicing fees;
    seven out of nine of the ISFs were entered into subsequent to the whole loan sales.

Our treatment under SFAS 140 differs slightly depending on whether the ISF contracts were entered into simultaneously with the sale of loans by us or subsequent to the whole loan sales.

  ISFs entered into simultaneously with whole loan sales

For two of the ISF agreements, the ISF contracts were signed at the same time as the underlying whole loan sales. In these two cases, we determined that the ISFs were servicing assets (mortgage servicing rights or "MSRs") under SFAS 140 and were created at the time of the whole loan sale. Under SFAS 140, we would have ascribed value to the ISFs, capitalized an MSR, recognized current period income, and as periodically appropriate, evaluated for impairment. Based on: i) the newness of the incentive servicing concept and with no basis to assume there would, in fact, be an incentive payment made at any time in the future, ii) the fact that the delinquency and loss tests were set by third-parties "at market," and iii) due to recent performance of similar loan pools, the performance of which had been considerably worse than the Residual Owners' "market expectations," we deemed the estimated value of these two ISFs to be immaterial and assigned a value of zero ($0) at inception. We treated this zero valuation as our initial cost basis and, therefore, under the lower-of-cost-or-market requirements of SFAS 140, we recognized revenue on a cash basis as the cash flows from these ISFs were received.

  ISFs entered into subsequent to whole loan sales

For the remaining ISF agreements, the contracts were entered into after the whole loan sales with no cash payment or other exchange. These sales and agreements were executed after we had some experience with the first two transactions. Our experience in this interim period led us to believe that the ISF may, in fact, have had some value above the additional costs required to service the loans.

However, due to the separation of time between the whole loan sales and entry into the ISF contracts, we viewed these ISFs as amendments to the original servicing contracts (which were signed at the time of the loan sales).

We believe SFAS 140 is silent on retroactive revaluation of MSRs (i.e., once originally assessed and valued, MSRs cannot be subsequently revalued upward even if an amendment is made to the original servicing contract). We determined, with the concurrence of our independent audit firm at the time, PricewaterhouseCoopers, that interpretive guidance on this issue was not directly on point, other than to suggest that one might examine whether the original MSR had been overvalued in light of the subsequent amendment.

Lack of direct guidance in SFAS 140 led us to make a determination by inference and by analogy to the concept of the lower-of-cost-or-market fair value assessment required for MSRs. Accordingly, we determined that when an amendment to the original agreement suggests that the MSR has greater value than what was originally ascribed to it, we may not retroactively revalue the MSR upward for the purpose of valuing the ISF.

Concluding that it would be inappropriate to ascribe value to the ISF when there are amendments to the original servicing right, we reviewed EITF D-96, in conjunction with guidance under SAB 101 and SFAS 5 for appropriate recognition of the revenue (cash) we received from the contracts.

With regard to EITF D-96, which focuses on management contracts with fees based on a formula, we determined that in either regard, as a supplemental servicing fee or as an executory contract, the accounting result would be the same since the cash payments are contingent revenue (contingent on meeting the performance requirements in the ISF contracts), and we should account for the revenue on an "as-received" basis. Therefore, in substance, there would be no difference in treatment for ISFs as executory contracts under EITF D-96 as compared to recognition under SFAS 140, as revenue recognition under both treat the ISFs on a cash-received basis.

COMMENTS AND RESPONSES

Comment No. 1: We note you obtain the right to an incentive servicing fee that will provide cash payments if a pre-established return for the certificate holders and certain structure-specific loan credit and servicing performance metrics are met. Please revise to disclose the performance criteria and how you determined they were met at each period in order to properly recognize them as revenue. Clarify how you considered EITF D-96.

Response No. 1:

The ISF agreements were alike in that they generally provided for a payment to us after settlement of certain contractual obligations as defined by securitization trust agreements as follows:

    payment to us, if any, would be made only after payment of a minimum pre-determined return on investment to the Residual Owner;
    a percentage of any remaining cash flows would be paid to us only if both the monthly "delinquency test" and the "loss test" criteria were met.

Each agreement independently defined both tests and the performance criteria.
    The delinquency test would be [is] satisfied if, as of the last business day of the preceding month, delinquencies on the current pool of mortgage loans were [are] less than or equal to a given percentage. Such given percentage was to approximate the Residual Owners' estimate of market expectations for delinquencies of like pools of loans.
    The loss test would be [is] satisfied if, on the last business day of the preceding month, the percentage of cumulative losses on the original pool of mortgage loans was [is] less than or equal to the applicable percentage as outlined in the specific deal documents.

As servicer responsible for investor reporting, at each month-end, we analyze the performance criteria for each deal. If the predetermined amount to the residual holder has been paid in full and both of the ISF performance criteria have been met, we recognize revenue for that period. In most cases, the cash is received prior to month end; but in all cases within 10 days after period end. Once earned and the cash received, that portion of the payment is no longer at risk.

With respect to EITF D-96 and as noted above, we gave consideration to application of this guidance and concluded that the cash basis recognition method would achieve the same accounting treatment.

Exhibit 1 includes our proposed revisions to Note 1, which we will include in future filings.

Comment No. 2: We note you estimate the fair value of incentive service fees when determining the initial gain or loss on sale of certain home equity loans. Considering that the performance criteria have not been met at the date of sale, please revise to disclose how you make this estimate and disclose the authoritative literature that you rely on in preparing it.

Response No. 2:

As noted in the "Accounting for ISFs" section above, our methodology is to book the ISF at fair market value if the ISF is created at the same time as the loans are sold and book it at zero fair market value if the contract comes later as we believe SFAS 140 does not permit upward valuation adjustments to amended servicing contracts.

On the two deals where we entered into the contract for the ISF on the same day as the sale, we ascribed zero as the fair market value based on the fact that the delinquency and loss tests were set by third-parties "at market," and, due to our recent experience with the performance of similar loan pools, the performance of which had been considerably worse than the Residual Owners' "market expectations." As long as the initial fair market value is zero and there is no indication the ISFs are worth less than zero, then we recognize revenue on as "as earned" basis. As a result, no gain or loss related to ISFs was recorded at inception of the agreements.

Exhibit 1 contains our proposed revised disclosure, which explains how we make the estimate and refers to the applicable literature.

Comment No. 3: Please revise to clarify how you determined the SFAS 140 model is appropriate to assess the impairment of incentive service fees since they do not represent contractual rights to cash flows at the date of sale and are not recognizable as revenue unless the performance criteria are met.

Response No. 3:

As noted in the "Accounting for ISFs" section above, we concluded that accounting for ISFs as MSRs under SFAS 140 was the most appropriate method as the ISFs are clearly tied to the servicing of the loans. Cash flows under the ISFs are dependent on our continuation as servicer of the loans as the contracts are neither transferable nor assignable. If we are terminated or replaced for cause as servicer under the securitization, the cash flow stream under the ISF contract terminates.

SFAS 140 requires that impairment testing be performed on MSRs. However, since the ISFs created to date all have a zero value assigned to these MSRs, there is no impairment testing to perform. Our proposed revised disclosure contained in Exhibit 1 clarifies that impairment testing is not required as we have not capitalized a servicing asset.

Comment No. 4: Please revise to disclose a roll forward of these fees for each period presented.

Response No. 4:

The table below summarizes the ISF fees recognized by quarter for the past three years and consistent with our presentation methodology, will be included in the MD&A section of our future periodic reports in the discussion of the home equity segment going forward. This roll-forward is illustrated immediately below and in Exhibit 2:

	2004	2005	2006
		(Dollars in thousands)

1st Quarter	$ 471	$ 325	$ 1,387
2nd Quarter	234	682	4,278
3rd Quarter	244	851	659
4th Quarter	32	481	2,757
	$ 981	$ 2,338	$ 9,081

It is our intent to adjust our SEC filings going forward to provide clarity in both Note 1 and the Summary of Significant Accounting Policies section of the document (see Exhibit 1). In addition, while we have been providing disclosure of ISF receipts in the MD&A sections of our 10-Q and 10-K, for clarity purposes we will add a tabular format as provided in Exhibit 2.

ACKNOWLEDGEMENTS

In connection with responding to your comments, and at your request, we acknowledge the following:

  Irwin Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Irwin Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the information provided, including the attached draft of our revised disclosure, is responsive to your request. If you require more information, please call me at (812) 376-1764.

Sincerely,

/s/ William I. Miller

William I. Miller
Chairman and CEO

Enclosures

EXHIBIT 1

IRWIN FINANCIAL CORPORATION

DRAFT REVISION OF NOTE 1 - Summary of Significant Accounting Policies
(redlined against the text of our Report on Form 10-K for the Year Ended 12/31/06)

* * *

   Incentive Servicing Fees:  For whole loan sales of certain home equity loans, in addition to our normal servicing fee, we have the right to an incentive servicing fee (ISF) that will provide cash payments to us if a pre-established return for the certificate holders and certain structure-specific loan credit and servicing performance metrics are met. ~~When ISF agreements are entered into simultaneously with the whole loan sales, the fair value of the ISFs is estimated and considered when determining the initial gain or loss on sale. That allocated fair value of the ISF is periodically evaluated for impairment and amortized in accordance with SFAS 104. Consistent with the treatment of all of the Corporatin's servicing assets, ISFs are accounted for on a lower of cost or market (LOCOM) basis. Therefore, if the fair value of the ISFs in subsequent periods exceeds cost basis, then that excess is recognized in revenue as pre-established performance metrics are met and cash is due.~~ Generally the structure-specific metrics involved both a delinquency and a loss test. The delinquency test is satisfied if, as of the last business day of the preceding month, delinquencies on the current pool of mortgage loans are less than or equal to a given percentage. The loss test is satisfied if, on the last business day of the preceding month, the percentage of cumulative losses on the original pool of mortgage loans is less than or equal to the applicable percentage as outlined in the specific deal documents. We receive ISF payments monthly, once the pre-established return has been paid to the certificate holder, if the delinquency and loss percentages are within guidelines.

   We treat the ISFs similar to mortgage servicing rights under SFAS 140 as the ISFs are tied to the servicing of the loans. Cash flows under the ISFs are dependent on our continuation as servicer of the loans as the contracts are neither transferable nor assignable. If we are terminated or replaced for cause as servicer under the securitization, the cash flow stream under the ISF contract terminates.

   SFAS 140 requires that impairment testing be performed on MSRs. However, since the ISFs created to date all have a zero initial value assigned to these MSRs and we have not capitalized an asset, there is no impairment testing to perform.
   We entered into two ISF agreements concurrent with the whole loan sales. For both of those agreements, we determined that the initial value of the ISF was immaterial and we assigned a value of zero. Under SFAS 140, we treated this zero valuation as our cost basis and, therefore, recognize revenue on a cash basis as the pre-established performance metrics are met and cash is due.

   When ISF agreements are entered into subsequent to the whole loan sale, these assets are assigned a zero value as SFAS 140 does not contemplate retroactive upward revaluation of MSRs. ~~and r~~Revenue is recognized as earned on a monthly basis once the pre-established return has been paid to the certificate holder and the delinquency and loss ~~performance~~ metrics are met ~~and cash is due~~.

EXHIBIT 2

The following table, which summarizes ISF revenue recognized by quarter, will be added to the discussion of ISFs in the home equity segment of the MD&A (which begins at the bottom of page 53 in the 10-K for the year ended 2006):

	2004	2005	2006
		(Dollars in thousands)

1st Quarter	$ 471	$ 325	$ 1,387
2nd Quarter	234	682	4,278
3rd Quarter	244	851	659
4th Quarter	32	481	2,757
	$ 981	$ 2,338	$ 9,081